Exhibit 99.1

Aurinia Announces Long-Term Manufacturing Collaboration Agreement with Lonza for Clinical and Commercial Supply of Voclosporin

VICTORIA, British Columbia--(BUSINESS WIRE)--December 19, 2016--Aurinia Pharmaceuticals Inc. (NASDAQ: AUPH/TSX: AUP) (“Aurinia” or the “Company”), a clinical stage biopharmaceutical company focused on the global immunology market, today announced it has entered into a long-term agreement with Lonza for the manufacture of voclosporin active pharmaceutical ingredient (API).

This agreement follows a successful multi-year clinical manufacturing relationship where the companies have been refining the process and analytical methods to produce clinical and commercial supplies of voclosporin.

Under the terms of the agreement, Lonza agrees to produce cGMP-grade voclosporin drug substance for use in Aurinia’s Phase III lupus nephritis (LN) clinical program and for future commercial use. The agreement also provides an option to have Lonza exclusively supply API for up to 20 years.

“Throughout the company’s long relationship with Lonza, we have developed substantial proprietary know-how in manufacturing commercial scale voclosporin. We believe this know-how has the potential to broaden our exclusivity position for voclosporin and ensure high quality, reliable production of the API,” said Lawrence Mandt, VP Regulatory and Quality at Aurinia.

“Our partnership with Lonza is the culmination of years of collaboration in which we have optimized the complex manufacturing process for voclosporin,” said Charles Rowland, Chief Executive Officer of Aurinia. “As we prepare to advance voclosporin into an LN Phase III program, we are investing in the infrastructure to deliver this important therapy to patients living with this devastating disease.”

“We’re looking forward to further developing our partnership with Aurinia to supply this innovative medicine to lupus nephritis patients around the world,” said Gordon Bates, Senior Vice President, Business Unit Head, Chemical and Microbial Manufacturing for Lonza.

“As Voclosporin requires a complex manufacturing process, our expertise in scaling multi-step synthesis at clinical and commercial scale allows us to support Aurinia to and through Phase III clinical trials,” he added. “This latest agreement further demonstrates Lonza’s commitment to developing customized supply solutions for our customers as they meet some of the greatest challenges in patient treatment, in this case for lupus nephritis patients around the world.”

About Lonza
Lonza is one of the world’s leading and most-trusted suppliers to the pharmaceutical, biotech and specialty ingredients markets. We harness science and technology to create products that support safer and healthier living and that enhance the overall quality of life. Not only are we a custom manufacturer and developer, Lonza also offers services and products ranging from active pharmaceutical ingredients and stem-cell therapies to drinking water sanitizers, from the vitamin B compounds and organic personal care ingredients to agricultural products, and from industrial preservatives to microbial control solutions that combat dangerous viruses, bacteria and other pathogens. Founded in 1897 in the Swiss Alps, Lonza today is a well-respected global company with more than 40 major manufacturing and R&D facilities and approximately 9,800 full-time employees worldwide. The company generated sales of about CHF 3.8 billion in 2015 and is organized into two market-focused segments: Pharma&Biotech and Specialty Ingredients. Further information can be found at www.lonza.com

About Voclosporin
Voclosporin, an investigational drug, is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with clinical data in over 2,000 patients across indications. Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action that has the potential to improve near- and long-term outcomes in LN when added to standard of care (MMF). By inhibiting calcineurin, voclosporin blocks IL-2 expression and T-cell mediated immune responses. It is made by a modification of a single amino acid of the cyclosporine molecule which has shown a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency, an altered metabolic profile, and potential for flat dosing. The Company anticipates that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries.

About Lupus Nephritis (LN)
Lupus Nephritis (LN) in an inflammation of the kidney caused by Systemic Lupus Erythematosus (SLE) and represents a serious progression of SLE. SLE is a chronic, complex and often disabling disorder and affects more than 500,000 people in the United States (mostly women). The disease is highly heterogeneous, affecting a wide range of organs & tissue systems. It is estimated that as many as 60% of all SLE patients have clinical LN requiring treatment. Unlike SLE, LN has straightforward disease outcomes where an early response correlates with long-term outcomes, measured by proteinuria. In patients with LN, renal damage results in proteinuria and/or hematuria and a decrease in renal function as evidenced by reduced estimated glomerular filtration rate (eGFR), and increased serum creatinine levels. LN is debilitating and costly and if poorly controlled, LN can lead to permanent and irreversible tissue damage within the kidney, resulting in end-stage renal disease (ESRD), thus making LN a serious and potentially life-threatening condition.

About Aurinia
Aurinia is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The company is currently developing voclosporin, an investigational drug, for the treatment of lupus nephritis (LN). The company is headquartered in Victoria, BC and focuses its development efforts globally. www.auriniapharma.com.

Forward Looking Statements
This press release contains forward-looking statements, including statements related to Aurinia's manufacturing know-how, capabilities and strategy and potential clinical and commercial supplies of voclosporin. It is possible that such results or conclusions may change. Words such as "plans," "intends," “may,” "will," "believe," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon Aurinia’s current expectations. Forward-looking statements involve risks and uncertainties. Aurinia’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, the risk that Aurinia’s analyses, assessment and conclusions of the results of the AURA-LV clinical study set forth in this release may change based on further analyses of such data, and the risk that Aurinia’s clinical studies for voclosporin may not lead to regulatory approval. These and other risk factors are discussed under "Risk Factors" and elsewhere in Aurinia’s Annual Information Form for the year ended December 31, 2015 filed with Canadian securities authorities and available at www.sedar.com and on Form 40-F with the U.S. Securities Exchange Commission and available at www.sec.gov, each as updated by subsequent filings, including filings on Form 6-K. Aurinia expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aurinia's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

CONTACT:
Investor & Media Contact:
Aurinia Pharmaceuticals Inc.
Celia Economides
Head of IR & Communications
ceconomides@auriniapharma.com